UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jones, David A.
   500 W. Main St.
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common(1)                  |3/12/9|G   |V|100               |D  |           |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |3/13/9|G   |V|50                |D  |           |5,547,411          |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common(1)                  |      |    | |                  |   |           |773,367            |I     |Wife                       |
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Common(1)                  |      |    | |                  |   |           |1,168,098          |I     |Trust(2)                   |
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Common(1)                  |      |    | |                  |   |           |270,440.5          |I     |HRSP(3)                    |
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Common(1)                  |      |    | |                  |   |           |1,641,808          |I     |FLP(4)                     |
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Common(1)                  |      |    | |                  |   |           |101,653            |I     |Trust(5)                   |
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Common(1)                  |      |    | |                  |   |           |300,000            |I     |FLP(6)                     |
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Common(1)                  |      |    | |                  |   |           |0                  |I     |Trust(7)                   |
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Common(1)                  |      |    | |                  |   |           |0                  |I     |Trust(8)                   |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option(10)            |19.3125 |     |    | |           |   |11/14|11/14|Common(1)   |300,000|       |300,000     |D  |            |
                      |        |     |    | |           |   |/97  |/06  |            |       |       |            |   |            |
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Option(10)            |18.8125 |     |    | |           |   |01/09|01/09|Common(1)   |56,667 |       |56,667      |D  |            |
                      |        |     |    | |           |   |/98  |/07  |            |       |       |            |   |            |
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Option(10)            |18.8125 |     |    | |           |   |01/09|01/09|Common(1)   |56,667 |       |56,667      |D  |            |
                      |        |     |    | |           |   |/99  |/07  |            |       |       |            |   |            |
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Option(10)            |18.8125 |     |    | |           |   |01/09|01/09|Common(1)   |56,666 |       |56,666      |D  |            |
                      |        |     |    | |           |   |/00  |/07  |            |       |       |            |   |            |
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Phantom Stock Units (1|1-for-1 |     |    | |           |   |(11) |(11) |Common(1)   |38,004.|       |38,004.714  |D  |            |
1)                    |        |     |    | |           |   |     |     |            |714    |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5,1987, as amended and restated on
February 14, 1996, pursuant to the Company Rights Agreement, which entitles holders of the Company's Common
Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred
Stock at a price of $145 per fractional
share.
(2) Shares held in 1991 Trust of which I am settlor and trustee with investment and voting power. The Trust is for my benefit and the benefit of family members. Amount in previous filing had last 2 digits transposed, i.e.
1,424,418 should have been
1,424,481.
(3) Shares held for my benefit as of January 31, 1997, under the Humana Retirement and Savings Plan ("HRSP") exempt under Rule
16b-3.
(4) Shares held by Family Limited Partnership ("FLP") of which my wife and I are General Partners and Trusts established by each of us are Limited Partners, together with a Family Charitable Foundation. I disclaim beneficial ownership of Company stock held by the FLP except to the extent of my pecuniary interest.
(5) Shares held in 1996 Trust of which I am settlor and trustee with investment and voting power. The trust is for my benefit and the benefit of family members.
(6) Shares held by 96 Family Limited Partnership ("FLP-96") of which my wife and I are General Partners, and together with a Family Charitable Foundation are Limited Partners. I disclaim beneficial ownership of Company stock held by the FLP-96 except to the extent of my pecuniary interest (These shares were inadvertently omitted from my November 1996 Form
4.)
(7) Shares held in 1995 Trust of which Betty A. Jones is settlor and Trustee with investment and voting power.
The trust is for her benefit and the benefit of family members.
(8) Shares held in 1995 Trust of which I am settlor and Trustee with investment and voting power. The trust is for my benefit and the benefit of family members.
(9) Exempt transfers to and from various family trusts and partnerships as listed herein.
(10) Right to buy pursuant to Company's 1996 Stock Incentive Plan for
Employees
(11) Phantom stock units held for my benefit as of December 31, 1996, under the Humana Excess Plans exempt under Rule
16b-3(d).